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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

INSIGHT COMMUNICATIONS COMPANY, INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

45768V108

(CUSIP Number)

J. Kevin Mills
Thomas D. Twedt
Dow, Lohnes & Albertson, PLLC
1200 New Hampshire Avenue, N.W.
Washington, D.C. 20036 (202)776-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45768V108			Page 2 of 18

1.	Name of Reporting Person: Sidney R. Knafel		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,904,598*

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,904,598*

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,904,598*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 7.1%**

14.	Type of Reporting Person (See Instructions): IN

*	Includes 3,853,132 shares of Class B Common Stock of Insight Communications Company, Inc. (“Insight”), par value $0.01 per share (the “Class B Common Stock”). Of the shares deemed to be beneficially owned by Mr. Knafel, 50,000 shares of Class A Common Stock of Insight, par value $0.01 per share (the “Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), and 3,427,177 shares of Class B Common Stock are held by a foundation and a corporation controlled by Mr. Knafel, respectively, 425,955 shares of Class B Common Stock are held by the estate of Mr. Knafel’s deceased wife for which Mr. Knafel serves as executor and 1,466 shares of Class A Common Stock are held in his 401(k) account. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

**	The denominator is based on: (i) 50,912,910 shares of Class A Common Stock outstanding as of December 31, 2004, as stated in the consolidated balance sheets of Insight dated as of December 31, 2004 and 2003 included in Exhibit 99.1 to the Current Report on Form 8-K of Insight dated February 24, 2005 (collectively, the “February 24, 2005 8-K Report”); and (ii) 3,853,132 shares of Class A Common Stock into which the Class B Common Stock beneficially owned by Mr. Knafel may be converted. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. Holders of Class A Common Stock are entitled to one vote per share, and holders of Class B Common Stock are entitled to ten votes per share. Holders of both classes of Common Stock vote together as a single class on all matters presented for a vote, except as otherwise required by law. The shares deemed to be beneficially owned by Mr. Knafel represent approximately 28.4% of the total outstanding votes of the Common Stock as a single class.

CUSIP No. 45768V108			Page 3 of 18

1.	Name of Reporting Person: Andrew G. Knafel, Joshua Rubenstein and William L. Scherlis, as trustees (the “Trustees”) under Trusts F/B/O Knafel children (the “Trusts”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,397,027*

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,397,027*

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,397,027*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 6.3%**

14.	Type of Reporting Person (See Instructions): OO

*	Represents 3,397,027 shares of Class B Common Stock beneficially owned by the Trusts, including 386,413 shares held individually by Andrew G. Knafel. Sidney Knafel expressly disclaims beneficial ownership of all of the reported shares, and the Trustees disclaim any economic interest in or beneficial ownership of any of the Class A Common Stock or Class B Common Stock held by the Trusts.

**	The denominator is based on: (i) 50,912,910 shares of Class A Common Stock outstanding as of December 31, 2004, as stated in the February 24, 2005 8-K Report; and (ii) 3,397,027 shares of Class A Common Stock into which the Class B Common Stock beneficially owned by the Trusts and Andrew G. Knafel may be converted. The shares deemed to be beneficially owned by the Trusts represent approximately 25.0% of the total outstanding votes of the Common Stock as a single class.

CUSIP No. 45768V108			Page 4 of 18

1.	Name of Reporting Person: Michael S. Willner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,147,903*

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,147,903*

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,147,903*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 2.2%**

14.	Type of Reporting Person (See Instructions): IN

*	Includes 1,106,516 shares of Class B Common Stock. Also includes 40,000 shares of Class A Common Stock issuable upon the exercise of stock options and 1,387 shares of Class A Common Stock held in Mr. Willner’s 401(k) account. The Class B Common Stock includes 6,448 shares held in trust for the benefit of Mr. Willner’s minor children.

**	The denominator is based on: (i) 50,912,910 shares of Class A Common Stock outstanding as of December 31, 2004, as stated in the February 24, 2005 8-K Report; (ii) 1,106,516 shares of Class A Common Stock into which the Class B Common Stock beneficially owned by Mr. Willner may be converted; and (iii) 40,000 shares of Class A Common Stock issuable upon the exercise of stock options exercisable within 60 days. The shares deemed to be beneficially owned by Mr. Willner represent approximately 8.2% of the total outstanding votes of the Common Stock as a single class.

CUSIP No. 45768V108			Page 5 of 18

1.	Name of Reporting Person: James S. Marcus		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 151,558*

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 151,558*

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 151,558*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 0.3%**

14.	Type of Reporting Person (See Instructions): IN

*	Includes 132,779 shares of Class B Common Stock. Also includes 18,779 shares of Class A Common Stock issuable upon the exercise of independent director retainer stock options.

**	The denominator is based on: (i) 50,912,910 shares of Class A Common Stock outstanding as of December 31, 2004, as stated in the February 24, 2005 8-K Report; (ii) 132,779 shares of Class A Common Stock into which the Class B Common Stock beneficially owned by Mr. Marcus may be converted; and (iii) 18,779 shares of Class A Common Stock issuable upon the exercise of his independent director retainer stock options. The shares deemed to be beneficially owned by Mr. Marcus represent approximately 1.0% of the total outstanding votes of the Common Stock as a single class.

CUSIP No. 45768V108			Page 6 of 18

1.	Name of Reporting Person: Thomas L. Kempner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 516,940*

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 516,940*

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 516,940*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 1.0%**

14.	Type of Reporting Person (See Instructions): IN

*	Includes 60,668 shares of Class A Common Stock held personally by Mr. Kempner, 160 shares of Class A Common Stock held by a corporation that he controls and 18,779 shares of Class A Common Stock issuable upon the exercise of independent director retainer stock options. Also includes 31,051 shares of Class A Common Stock held by Mr. Kempner’s spouse and 406,282 shares of Class A Common Stock held by trusts for which he serves as trustee, for which he disclaims beneficial ownership.

**	The denominator is based on: (i) 50,912,910 shares of Class A Common Stock outstanding as of December 31, 2004, as stated in the February 24, 2005 8-K Report; and (ii) 18,779 shares of Class A Common Stock issuable upon the exercise of his independent director retainer stock options. The shares deemed to be beneficially owned by Mr. Kempner represent approximately 0.4% of the total outstanding votes of the Common Stock as a single class.

Schedule 13D	Page 7 of 18 Pages
Insight Communications Company, Inc.

Item 1. Security and Issuer

               The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Insight Communications Company, Inc., a Delaware corporation (“Insight”). The principal executive offices of Insight are located at 810 7th Avenue, New York, New York 10019.

Item 2. Identity and Background

               This Statement is being filed by Sidney R. Knafel; Andrew G. Knafel, Joshua Rubenstein and William L. Scherlis, as trustees (the “Trustees”) under Trusts F/B/O Knafel children (the “Trusts”); Michael S. Willner; James S. Marcus; Thomas L. Kempner; and Andrew G. Knafel, individually (collectively, the “Reporting Persons”). The Reporting Persons are filing this Statement because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the transaction described in Item 4 of this Statement. Except as expressly set forth in this Statement, each Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock or Class B Common Stock of Insight, par value $0.01 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”), beneficially owned by any other Reporting Person.

               This Statement amends and restates in its entirety the Schedule 13G of Sidney R. Knafel (filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2000), as amended by Amendment No. 1 to Schedule 13G (filed with the Commission on February 14, 2002), with respect to Mr. Knafel’s beneficial ownership of the Class A Common Stock. This Statement also amends and restates in its entirety the Schedule 13G of the Trusts (filed with the Commission on February 14, 2000) with respect to the Trusts’ beneficial ownership of the Class A Common Stock.

               The name, business address and present principal occupation or employment of each Reporting Person is set forth on Appendix A hereto, which Appendix A is incorporated by reference herein.

               During the last five years, none of the Reporting Persons has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

               During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he or it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or

Schedule 13D	Page 8 of 18 Pages
Insight Communications Company, Inc.

mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               To the best knowledge of the persons filing this Statement, each Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

               The shares of Class A Common Stock deemed to be beneficially owned by the Reporting Persons were acquired in the initial public offering of Insight, through open market purchases using personal funds, by means of gift, inheritance or other gratuitous transfer, or through their service as an officer or director of Insight.

               With respect to the proposed transaction described in Item 4 of this Statement (which Item 4 is incorporated herein by reference), the Reporting Persons estimate that the amount of funds that would be required to purchase all of the shares of outstanding Class A Common Stock at the Offer Price (as defined in Item 4) is approximately $545 million. The funds required to consummate the proposed transaction would be provided by TC Group, L.L.C., an affiliate of The Carlyle Group (the “Sponsor”), through its cash investment in Newco (as defined in Item 4) as further described in Item 4, the Proposal Letter (as defined in Item 4) and the Term Sheet (as defined in Item 4).

               The information set forth in response to this Item 3 is qualified in its entirety by reference to the Proposal Letter and the Term Sheet, which are incorporated herein by reference.

Item 4. Purpose of Transaction

               As set forth in a letter dated March 6, 2005 (the “Proposal Letter”), the Reporting Persons and the Sponsor have submitted to Insight’s Board of Directors (the “Board of Directors”) a proposal to acquire all of the outstanding Class A Common Stock (the “Proposal”). Certain terms of the Proposal currently contemplated by the Reporting Persons and the Sponsor are set forth in the Summary of Prospective Terms dated March 6, 2005 (the “Term Sheet”). On March 7, 2005, a related press release was issued. Copies of the Proposal Letter, the Term Sheet and the press release are being filed herewith as Exhibits 7.02, 7.03 and 7.04, respectively. The Reporting Persons expect that the Board of Directors will form a special committee of independent directors (the “Special Committee”) to consider the terms and conditions of the Proposal and to recommend to the Board of Directors whether to approve the Proposal.

               As described in the Term Sheet, the Proposal contemplates the formation of a new limited liability company (“Newco”) by the Reporting Persons and the Sponsor. Mr. Knafel and the

Schedule 13D	Page 9 of 18 Pages
Insight Communications Company, Inc.

Trusts would contribute all of the shares of Common Stock owned by them (other than shares held in his 401(k) account) to Newco in exchange for units of Newco’s equity (“Newco Units”). The other Reporting Persons would contribute approximately two-thirds of the shares of Common Stock owned by them to Newco in exchange for Newco Units. The Sponsor would receive Newco Units in consideration of its investment described in Item 3 of this Statement. In addition, it is contemplated that Insight would issue a new class of super-voting preferred stock to Messrs. Knafel and Willner to ensure that they collectively retain control of Insight following the merger described below. This preferred stock would have a nominal liquidation value.

               As described in the Term Sheet, it is contemplated that Newco would form a wholly-owned corporate subsidiary which would merge with and into Insight, with Insight as the surviving corporation. In the merger, the outstanding shares of Class A Common Stock other than those held by Newco would be converted into the right to receive a cash payment equal to $10.70 per share (the “Offer Price”). Shares of Common Stock held by Newco and the new preferred stock issued to Messrs. Knafel and Willner would be converted into new classes of common stock and preferred stock of the post-merger Insight, respectively. The treatment of restricted and deferred shares of Common Stock and options exercisable for shares of Common Stock will be determined at a later date.

               Following consummation of the merger, the Class A Common Stock would be delisted from the Nasdaq National Market and deregistered under the Exchange Act. It is further contemplated that Insight’s Board of Directors would be increased to nine directors. Messrs. Knafel and Willner, as the holders of Insight’s new preferred stock, would have the right to designate five directors, two of whom must be independent. The Sponsor would have the right to designate four directors, one of whom must be independent. Replacements for directors would be designated only by the party originally entitled to designate the director being replaced. Terms for the directors would be staggered, with the initial term of the three independent directors being three years.

               The Proposal is subject to the approval of the Special Committee and the Board of Directors, and the Proposal shall not create any agreement, arrangement or understanding between any of the Reporting Persons, the Sponsor or other parties with respect to Insight or the Common Stock for purposes of any law, rule, regulation, agreement or otherwise, until such time as definitive documentation and any agreement, arrangement or understanding has been approved by the Special Committee and the Board of Directors and thereafter executed and delivered by Insight and all other appropriate parties. The proposed merger would also require the approval of Insight’s stockholders. The Reporting Persons collectively beneficially own approximately 63% of the total outstanding votes of the Common Stock entitled to vote on the Proposal as a single class and intend to vote for the Proposal and will not agree to any other transaction involving their stake in Insight. If the Special Committee and the Board of Directors approve the Proposal and a merger agreement is executed, the Term Sheet contemplates that Messrs. Knafel and Willner and the Trusts would enter into an agreement with the Sponsor pursuant to which they would agree not to sell their shares of Common Stock or support another transaction relating to the acquisition of Common

Schedule 13D	Page 10 of 18 Pages
Insight Communications Company, Inc.

Stock until the consummation of the merger or 12 months following the termination of the merger agreement.

               The foregoing is a summary of the Reporting Persons’ current proposal and should not be construed as an offer to purchase shares of Class A Common Stock. A proxy statement will be distributed to stockholders if and when definitive documentation is entered into by Insight and all other appropriate parties. Stockholders should read Insight’s proxy statement and other relevant documents regarding the Proposal filed with the Commission when they become available because they will contain important information relevant to the decision to approve the merger. Stockholders will be able to receive these documents (when they become available), as well as other documents filed by the Reporting Persons or Newco or its affiliates with respect to the Proposal and the merger, free of charge at the Commission’s web site, www.sec.gov.

               Other than as set forth in the Proposal Letter and the Term Sheet, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the Proposal is not consummated for any reason, the Reporting Persons intend to review continuously Insight’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase their ownership of Common Stock, approve an extraordinary corporate transaction with regard to Insight or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, except that the Reporting Persons currently have no intention of selling any shares of Common Stock.

               The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal Letter and the Term Sheet, which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

               (a)-(b) Mr. Knafel is deemed to beneficially own 51,466 shares of Class A Common Stock and 3,853,132 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at any time on a share-for-share basis, including 50,000 shares of Class A Common Stock and 3,427,177 shares of Class B Common Stock held by a foundation and corporation controlled by Mr. Knafel, respectively, 425,955 shares of Class B Common Stock held by the estate of Mr. Knafel’s deceased wife for which Mr. Knafel serves as executor and 1,466 shares of Class A Common Stock held in his 401(k) account. The shares deemed to be beneficially owned by Mr. Knafel represent approximately 7.1% of the Class A Common Stock and 28.4% of the total outstanding votes of Common Stock as a single class. Holders of both classes of Common Stock vote together as a single class on all matters presented for a vote, except as otherwise required by law.

Schedule 13D	Page 11 of 18 Pages
Insight Communications Company, Inc.

               The Trusts are deemed to beneficially own 3,397,027 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at any time on a share-for-share basis, including 386,413 shares held individually by Andrew G. Knafel. Sidney R. Knafel expressly disclaims beneficial ownership of all of these reported shares. The Trustees disclaim any economic interest in or beneficial ownership of any of the Common Stock held by the Trusts and covered by this Statement. The shares deemed to be beneficially owned by the Trusts represent approximately 6.3% of the Class A Common Stock and 25.0% of the total outstanding votes of the Common Stock as a single class.

               Mr. Willner is deemed to beneficially own 41,387 shares of Class A Common Stock and 1,106,516 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at any time on a share-for-share basis. Mr. Willner’s Class A Common Stock includes 40,000 shares issuable upon the exercise of stock options and 1,387 shares held in his 401(k) account. Mr. Willner’s Class B Common Stock includes 6,448 shares held in trust for the benefit of his minor children. The shares deemed to be beneficially owned by Mr. Willner represent approximately 2.2% of the Class A Common Stock and 8.2% of the total outstanding votes of the Common Stock as a single class.

               Mr. Marcus is deemed to beneficially own 18,779 shares of Class A Common Stock, all of which shares are issuable upon the exercise of independent director retainer stock options, and 132,779 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at any time on a share-for-share basis. The shares deemed to be beneficially owned by Mr. Marcus represent approximately 0.3% of the Class A Common Stock and 1.0% of the total outstanding votes of the Common Stock as a single class.

               Mr. Kempner is deemed to beneficially own 516,940 shares of Class A Common Stock, including 18,779 shares of Class A Common Stock issuable upon the exercise of independent director retainer stock options, 60,668 shares held personally and 160 shares held by a corporation he controls. The Class A Common Stock deemed to be beneficially owned by Mr. Kempner also includes 31,051 shares held by his spouse and 406,282 shares held by trusts for which Mr. Kempner serves as trustee, in respect of which Mr. Kempner disclaims beneficial ownership. The shares deemed to be beneficially owned by Mr. Kempner represent approximately 1.0% of the Class A Common Stock and 0.4% of the total outstanding votes of the Common Stock as a single class.

               The percentage of the Class A Common Stock set forth for each Reporting Person in this Item 5 was calculated based upon (i) 50,912,910 shares of Class A Common Stock outstanding as of December 31, 2004, as stated in the consolidated balance sheets of Insight, dated as of December 31, 2004 and 2003, included in Exhibit 99.1 to the Current Report on Form 8-K of Insight dated February 24, 2005 (collectively, the “February 24, 2005 8-K Report”); (ii) the number of shares of Class A Common Stock issuable upon the conversion of the Class B Common Stock, if any, beneficially owned by such Reporting Person; and (iii) the number of shares of Class A Common Stock issuable upon the

Schedule 13D	Page 12 of 18 Pages
Insight Communications Company, Inc.

exercise of options to purchase Class A Common Stock held by such Reporting Person that are exercisable within 60 days, if any. The percentage of the total outstanding votes of the Common Stock as a single class set forth for each Reporting Person in this Item 5 was calculated based on the outstanding shares of Class A Common Stock set forth in clause (i) above and 8,489,454 shares of Class B Common Stock outstanding as of December 31, 2004, as stated in the February 24, 2005 8-K Report. Holders of Class A Common Stock are entitled to one vote per share, and holders of Class B Common Stock are entitled to ten votes per share. The Reporting Persons (other than Thomas L. Kempner), collectively, are deemed to beneficially own all of the outstanding shares of Class B Common Stock.

               Except as otherwise provided in this Item 5, each of the Reporting Persons has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares of Class A Common Stock deemed to be beneficially owned by them.

               (c) No Reporting Person has effected any transactions in the Class A Common Stock during the past sixty days.

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Items 3 and 4 of this Statement are incorporated herein by reference. The Related Persons have entered into a Joint Filing Agreement dated as of March 7, 2005 (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 7.01 and incorporated herein by reference.

               The information set forth in response to this Item 6 is qualified in its entirety by reference to the Proposal Letter and the Term Sheet, which are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 7.01	Joint Filing Agreement, dated as of March 7, 2005, by and among Sidney R. Knafel, Andrew G. Knafel, individually and as trustee under Trusts F/B/O Knafel children, Michael S. Willner, Thomas L. Kempner and James S. Marcus.

Schedule 13D	Page 13 of 18 Pages
Insight Communications Company, Inc.

Exhibit 7.02	Proposal Letter, dated March 6, 2005.

Exhibit 7.03	Term Sheet, dated March 6, 2005.

Exhibit 7.04	Press Release, dated March 7, 2005.

Schedule 13D	Page 14 of 18 Pages
Insight Communications Company, Inc.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 7, 2005	By:	/s/ Sidney R. Knafel

Date		Sidney R. Knafel

Schedule 13D	Page 15 of 18 Pages
Insight Communications Company, Inc.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 6, 2005	By:	/s/ Andrew G. Knafel

Date		Andrew G. Knafel, as Trustee under
Trust F/B/O Andrew G. Knafel dated September 13, 1978,
Trust F/B/O Douglas R. Knafel dated September 13, 1978,
Trust F/B/O Andrew G. & Douglas R. Knafel dated July 16, 1976,
Trust F/B/O Douglas R. Knafel dated November 6, 1983

March 6, 2005	By:	/s/ Andrew G. Knafel

Date		Andrew G. Knafel

Schedule 13D	Page 16 of 18 Pages
Insight Communications Company, Inc.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 7, 2005	By:	/s/ Michael S. Willner

Date		Michael S. Willner

Schedule 13D	Page 17 of 18 Pages
Insight Communications Company, Inc.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 7, 2005	By:	/s/ James S. Marcus

Date		James S. Marcus

Schedule 13D	Page 18 of 18 Pages
Insight Communications Company, Inc.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 7, 2005	By:	/s/ Thomas L. Kempner

Date		Thomas L. Kempner

Schedule 13D
Insight Communications Company, Inc.

Appendix A
Reporting Persons

Name	Business Address	Principal Occupation	Employed
Sidney R. Knafel*	SRK Management Co. 810 7th Avenue New York, New York 10019	Managing Partner SRK Management Co.	SRK Management Co. 810 7th Avenue New York, New York 10019
Andrew G. Knafel, Joshua Rubenstein and William L. Scherlis, as trustees under Trusts F/B/O Knafel children	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	N/A	N/A
Michael S. Willner*	Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Vice Chairman, President and Chief Executive Officer, Insight Communications Company, Inc.	Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019
James S. Marcus*	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Retired	N/A
Thomas L. Kempner*	Loeb Partners Corporation 61 Broadway New York, New York 10006	Chairman and Chief Executive Officer, Loeb Partners Corporation	Loeb Partners Corporation 61 Broadway New York, New York 10006
Andrew G. Knafel	Clear Brook Farm 123 Dexter Road Shaftsbury, Vermont 05262	Farmer	Clear Brook Farm 123 Dexter Road Shaftsbury, Vermont 05262

*	Director of Insight Communications Company, Inc.